
Mail Stop 3720

March 31, 2006

<u>Via U.S. Mail and Fax (908) 526-3633</u>
Mr. Robert Lee
Chief Financial Officer
Hydromer, Inc.
35 Industrial Parkway
Branchburg, New Jersey 08876-3424

      RE: **Hydromer Inc.**
               Form 10-KSB for the fiscal year ended June 30, 2005
               Filed September 20, 2005
               Form 10-QSB for the quarter ended September 30, 2005
               Form 10-QSB for the quarter ended December 31, 2005
               File No. 1-31238

Dear Mr. Lee:

      We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Period Ended June 30, 2005

Item 8A, page 11

1. Please amend your Form 10-KSB to furnish the information required by Items 307 of Regulation S-B. Also, amend your quarterly reports to provide the disclosure that conforms to the language prescribed in Exchange Act Rule 13a-15(e).

* * *

As appropriate, please amend your Forms 10-KSB and 10-QSB and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director